Exhibit 99.1

FOR IMMEDIATE RELEASE

Investors:	Media:
Emer Reynolds Ph: 353-1-709-4000 800-252-3526	Elizabeth Headon Ph: 353-1-498-0300 Brian McGlynn Ph: 212-407-5740

ELAN COMPLETES RETIREMENT OF OVER $240 MILLION OF 2008 DEBT

DUBLIN, IRELAND, June, 8 2005 -- Elan Corporation, plc today announced that it has completed the retirement of $242.8 million of its 2008 outstanding debt. As previously announced, Elan has purchased $206.0 million in aggregate principal amount of 6.5% Convertible Guaranteed Notes due 2008 issued by Elan Capital Corp (Guaranteed Convertible Notes) and has purchased $36.8 million in aggregate principal amount of 7.25% senior notes due 2008 issued by Athena Neurosciences Finance, LLC (Athena Notes). Elan Capital Corp. and Athena Neurosciences Finance, LLC are wholly-owned subsidiaries of Elan. The terms of these repurchases were detailed in Elan’s June 1, 2005 press release.

In addition, the $206.0 million in aggregate principal amount of the Guaranteed Convertible Notes, which are listed on the Official List of the Irish Stock Exchange and the Official List of the United Kingdom Listing Authority and admitted to trading on the respective main markets for listed securities of the Irish Stock Exchange and the London Stock Exchange, has been cancelled with effect from June 7, 2005. Following this cancellation, $254.0 million in aggregate principal amount of the Guaranteed Convertible Notes remain outstanding. The $36.8 million in aggregate principal amount of Athena Notes purchased by Elan are held by a subsidiary of Elan and are expected to remain outstanding.

About Elan

Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company. We are committed to making a difference in the lives of patients and their families by dedicating ourselves to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges.